FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2026 Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel and Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Vice-President, Associate General Counsel and Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS.333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-268715, 333-287828 AND 333-287969) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

As previously disclosed, Royal Bank of Canada Trust Company (Bahamas) Limited (“RBCTC Bahamas”) appealed to the French Supreme Court a judgement of conviction (the “Conviction”) rendered on March 5, 2024 by the French Court of Appeal regarding a charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBCTC Bahamas serves as trustee. The appeal to the French Supreme Court resulted in a temporary stay of the Conviction, as well as its effects (fine and joint liability), under French law pending the outcome of the appeal. On February 4, 2026, the French Supreme Court upheld the aspects of the Conviction that impact RBCTC Bahamas, including RBCTC Bahamas’ joint and several liability for the allegedly unpaid inheritance taxes owing, plus penalties and interest. As a result, the Conviction became final and enforceable against RBCTC Bahamas.

Following the decision of the French Supreme Court, Royal Bank of Canada continues to rely on the previously disclosed exemption granted by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act through March 4, 2030 notwithstanding the Conviction.

For additional information on this proceeding, see “Royal Bank of Canada Trust Company (Bahamas) Limited proceedings” in Note 24 of the audited consolidated financial statements of Royal Bank of Canada and its subsidiaries included in the registrant’s Annual Report on Form 40-F for the fiscal year ended October 31, 2025.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Katherine Gibson
Name: Title:	Katherine Gibson Chief Financial Officer

Date: February 4, 2026